June 17, 2022

CONFIDENTIAL SUBMISSION

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	CCSC Technology International Holdings Limited
Confidential Submission of Draft Registration Statement on Form F-1

Ladies and Gentlemen:

On behalf of CCSC Technology International Holdings Limited, a company incorporated under the laws of the Cayman Islands (the “Company”), we hereby confidentially submit pursuant to Section 6(e) of the Securities Act of 1933, as amended, a Draft Registration Statement on Form F-1 (the “Registration Statement”) for confidential non-public review by the Staff of the U.S. Securities and Exchange Commission prior to the public filing of the Registration Statement.

The Company qualifies as an “Emerging Growth Company”, as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended. Pursuant to Section 71003 of the Fixing America’s Surface Transportation (FAST) Act and based on guidance issued by the SEC in connection therewith – specifically Securities Act Forms – Question 101.04 of the SEC’s Compliance and Disclosure Interpretations issued on August 17, 2017 – the Company is omitting from the Registration Statement its financial statements as of and for the six months ended September 30, 2021, because it reasonably believes that such financial statements will not be required to be included in the Registration Statement at the time of the contemplated offering.

The Company confirms that it will publicly file the Registration Statement and any non-public draft submissions at least 15 days prior to any road show or, in the absence of a road show, at least 15 days prior to the requested effective date of the Registration Statement.

If you have any questions concerning this submission or require any additional information, please do not hesitate to contact me at 212-530-2206.

Very truly yours,
/s/ Ying Li, Esq.
Ying Li

cc:	Kung Lok Chiu
Director and Chief Executive Officer
CCSC Technology International Holdings Limited